March 14, 2025

Thomas W. Farley
Chief Executive Officer
Bullish
10A Building A, 60 Nexus Way
Camana Bay, George Town
Grand Cayman, Cayman Islands, KY1-9005

       Re: Bullish
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted February 28, 2025
           CIK No. 0001872195
Dear Thomas W. Farley:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 13, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Risk Factors
Our ownership and operation of Coindesk, page 28

1. Refer to your response to prior comment 9. Please disclose here the substance of your response.
 March 14, 2025
Page 2
Certain Relationships and Related Party Transactions
Loan Agreement with SPV KY Limited, page 183

2.     Refer to your response to prior comment 21. Please disclose the SPV KY
Limited
       interest rate.
Notes to the Consolidated Financial Statements
Note 2: Summary of principal accounting policies
2.4 Revenue recognition
Perpetual contracts transaction, page F-18

3. We note your response to prior comment 26. Please address the following additional comments:
           We note from disclosure in Note 26 on page F-51 that you have a digital currency perpetual contract derivative financial asset carrying amount of zero with a notional amount of $9.9 million. We note no disclosure of digital currency perpetual contract derivative financial liabilities. Please address the following:
           o Tell us whether you offset the asset and liability positions in accordance with
              IAS 32.42. If so, provide the disclosures required by IFRS 7.13B through
              IFRS 7.13E, or tell us where you provided these disclosures or why they are not warranted.
           o Tell us whether the carrying amount of your digital currency perpetual contract derivative financial asset is zero because the contracts have an hourly reset mechanism, as indicated in your response, and therefore are settled and have no or minimal value at the end of the day. If so, revise your disclosure to provide the digital currency perpetual contract derivative financial liability carrying and notional amounts or tell us why this disclosure is not warranted.
             Revise your disclosure, consistent with your response, to indicate that you act a
           'clearing broker' in these transactions and highlight your obligation to perform if a party with an offsetting position fails to perform.
2.8 Digital assets held - loan receivable, page F-19

4. We note your response to prior comment 27. In your revised disclosure you indicate that "generally" loans and interest/lending fees must be repaid in the same digital asset or fiat currency lent. Please tell us:
           the situations when a borrower can repay a loan and/or interest in an asset other than the type of asset originally lent;
           the type of alternative assets a borrower may use to settle their obligations;
           the frequency with which alternative assets were used by borrowers to settle their obligations in each period presented in your submission; and the dollar amount of alternative assets used to settle obligations in each period
           presented in your submission.
 March 14, 2025
Page 3
2.27 Borrowings from shareholders and Digital Assets Loan Payable, page F-32

5.     We note your response to prior comment 35. Please address the following:
           Revise your disclosure regarding digital assets loans payable to clarify:
           o whether you are restricted in your ability to use the borrowed digital assets;
              and
           o whether your obligations to repay the amount borrowed and pay interest charges are payable in the same digital asset borrowed.
             Revise your disclosure regarding recording digital assets borrowed at "cost" to clarify how you measure such cost if no cash has been exchanged.
             Tell us whether you are required to post collateral for digital assets borrowed. If so, revise your disclosure to provide your policy for the accounting for collateral posted and separately reference for us the authoritative literature you rely upon to support your accounting.
(b) Digital assets held - Loan Receivables, page F-41

6.     We note your response to prior comment 32. Please address the following:
           Revise your disclosure to highlight that net lending/repayment activity in the rollforward does not agree with the digital assets held - inventories rollforward in
         Note 13(a) because it includes activity associated with loans of digital financial assets.
           As the net repayment activity (including interest) in this rollforward of $119.4 in
         2023 is less than the repayment activity depicted in the rollforward in Note 13(a), please confirm that the difference is the result of net USDC loans advanced and not net repayments as indicated in your response. Otherwise, tell us why incremental repayments associated USDC loans over digital intangible asset loans would result in fewer loan repayments.
Note 13: Digital assets held
(a) Digital assets held - Inventories, page F-41

7. We note your response to prior comment 31. Please revise your disclosure to clarify that your disposal amounts depicted in the rollforward represent the digital assets sales amounts and that these amounts do not agree with the amounts depicted in your statements of profit or loss and other comprehensive income because the amounts in the rollforward exclude digital financial asset sales.
Note 23: Borrowings from shareholders, page F-49

8.     We note your response to prior comment 34. Please address the following:
           Revise your disclosure to clarify that you pay interest quarterly in arrears on the last business day each quarter.
           Tell us why the price of bitcoin and its volatility are not identified as significant inputs in valuing your liability for borrowings from shareholders in
Note 27(f).
         See guidance in IFRS 13.93(d) for requirements to disclose the valuation techniques and inputs for Level 2 and Level 3 fair value measurements. March 14, 2025
Page 4

        Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855
if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-
3217 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Erin E. Martin